Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Expands Lordsburg Copper-Gold System

     VANCOUVER, April 30 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") has expanded its Lordsburg copper-gold discovery in New Mexico, intersecting significant intervals of porphyry-style copper-gold mineralization in three additional holes. Of particular note, a near surface intersection in hole EG-L-09-006 returned potentially economic grades of 0.2% Cu and 0.2 g/t Au over 118 metres (390 feet).
     Three additional core holes totaling 1,214 metres (3,980 feet) have been completed on the porphyry zone discovered in late 2008. The initial intersection (hole EG-L-08-002) returned 310 metres (1,015 feet) of porphyry-style mineralization averaging 0.14% Cu and 0.08 g/t Au (refer to news release dated January 15, 2009).
     The exploration program to date has consisted of diamond drilling, detailed geological mapping and soil geochemical sampling. The zone of surface alteration and anomalous geochemistry now exceeds 1.2 kilometres (3,940 feet)
in length and 600 metres (1,970 feet) in width. Within this zone, drilling has confirmed sub-surface mineralization over a 300 x 400 metre area. Potassic alteration and sulphide-quartz veining are associated with feldspar porphyry intrusives cutting andesitic volcanics. Mineralization appears best developed in the contact area between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.
     All four holes drilled within this zone, including previously reported results from hole EG-L-08-002, have encountered near surface porphyry-style copper-gold mineralization (see table below). This confirms the presence of extensive, previously unrecognized, porphyry-style mineralization in the
Lordsburg District. While showing many attributes of typical porphyry mineralization, the Lordsburg intersections are unusually gold-rich in comparison to other porphyry deposits in the southwest USA. The Cu (%) to Au
(g/t) ratio at Lordsburg is close to 1:1.

     <<
                              Interval         Length        Cu           Au
     Hole No.                   (m)              (m)         (%)        (g/t)
     EG-L-08-002           156.0 - 466.0        310.0       0.14         0.08
     EG-L-09-005               0 - 134.0        134.0       0.13         0.12
     EG-L-09-006            11.2 - 130.0        118.8       0.20         0.20
     EG-L-09-007             6.0 - 152.0        146.0       0.13         0.16
     >>

     Follow-up drilling is planned to define the full extent of near-surface mineralization, better characterize structural controls and test other parts of the system for higher-grade mineralization.
     Lindsay Bottomer, P.Geo., who is a qualified person as defined by NI
43-101, has reviewed the technical information contained in this news release.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. In North
America, the Company is exploring for porphyry-related copper systems in the southwest USA under agreements with Empirical Discovery LLC.
     The Company is a large landholder in Mongolia, where it holds three exploration licenses comprising the 179,590 hectare Lookout Hill property.
Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of
Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the more recently discovered Heruga
copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$50 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271154

     /For further information: Monica Hamm, Manager Investor Relations, Entree
Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Investor Relations, Entree Gold Inc., Tel:
(604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 07:30e 30-APR-09